SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              ROADHOUSE GRILL, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.03 PAR VALUE
                         (Title of Class of Securities)

                                    76972510
                                 (Cusip Number)

  Richard E. Schatz, Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
          150 WEST FLAGLER STREET, MIAMI, FLORIDA 33130 (305) 789-3200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 30, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g); check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))

CUSIP NO. 76972510                   13D                            PAGE 2
-----------------------------                     -----------------------------

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BERJAYA GROUP (CAYMAN) LIMITED

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2         Check the appropriate Box if a Member of a Group           (a) |_|
                                                                     (b) |_|
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3         SEC USE ONLY
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4         SOURCE OF FUNDS*

          WC
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS

          2(d) or 2(e)                                             |_|
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
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NUMBER OF                   7        SOLE VOTING POWER
SHARES                                        6,035,466
                            ----------------------------------------------------
BENEFI-                     8        SHARED VOTING POWER
CIALLY                                        0
                            ----------------------------------------------------
OWNED BY                    9        SOLE DISPOSITIVE POWER
EACH                                          6,035,466
                            ----------------------------------------------------
REPORTING                   10       SHARED DISPOSITIVE POWER
PERSON WITH                                   0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,035,466
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          62.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
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                                     Page 2

Item 1.  SECURITY AND ISSUER.

         The class of securities to which this Schedule relates is the Common Stock, par value $.03 per share (the "Common Stock"), of Roadhouse Grill, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 6600 North Andrews Avenue, Suite 160, Ft. Lauderdale, Florida 33309.

Item 2.  IDENTITY AND BACKGROUND.

         This Schedule is filed by Berjaya Group (Cayman) Limited, a corporation organized under the laws of the Cayman Islands ("Berjaya"), the principal business and offices of which are located at Level 28, Menara Shahzan Insas, 30 Jalan Sultan Ismail, Kuala Lumpur, Malaysia. Berjaya is a wholly owned subsidiary of Berjaya Group Berhad, a corporation organized under the laws of Malaysia. The principal business of Berjaya is to serve as an investment holding company for Berjaya Group Berhad. Berjaya Group Berhad's registered offices are located at Level 17, Menara Shahzan Insas, 30 Jalan Sultan Ismail, Kuala Lumpur, Malaysia and its principal business consists of investment holding and the provision of management services.

         Information as to the identity and background of the directors and executive officers of Berjaya and Berjaya Group Berhad is set forth in Appendix A attached hereto, which is incorporated herein by reference. All such officers and directors are citizens of Malaysia.

         Neither Berjaya, Berjaya Group Berhad nor, to the best knowledge of Berjaya, any of the directors, executive officers or controlling persons of Berjaya or Berjaya Group Berhad has, during the last five years, (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Immediately prior to the Issuer's initial offering of Common Stock to the public on November 26, 1996 (the "Initial Offering"), Berjaya owned 5,302,133 shares of Common Stock. In connection with the Initial Offering, Berjaya purchased an additional 333,333 shares of Common Stock at a price of $6.00 per share with funds from its working capital.

         Pursuant to two unsecured promissory notes, dated August 16, 1996 and September 27, 1996, the Issuer borrowed from Berjaya $2,000,000 and $3,000,000, respectively. On September 30, 1998, Berjaya and the Issuer entered into a conversion agreement (the "Conversion Agreement") whereby Berjaya forgave the Issuer's remaining indebtedness of $1,500,000 in consideration for 400,000 shares of Common Stock (representing a price of $3.75 per share).

Item 4.  PURPOSE OF TRANSACTION.

         Berjaya intends to maintain the shares of Common Stock as an investment. Berjaya may acquire additional Common Stock (subject to availability of Common Stock at prices deemed favorable) in the open market, in privately negotiated transactions, by tender offer or otherwise. Alternatively, Berjaya reserves the right to dispose of some or all of its Common Stock in the open market or in privately negotiated transactions or otherwise depending upon the course of actions that Berjaya or the Issuer pursue, market conditions and other factors. Although the foregoing represents the range of activities presently contemplated by Berjaya with respect to the Common Stock, it should be noted that the possible activities of Berjaya are subject to change at any time.

         Except as otherwise stated herein, neither Berjaya nor Berjaya Group Berhad has present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of the date hereof Berjaya is the beneficial owner of 6,035,466 shares representing 62.1% of the outstanding shares of Common Stock based on 9,708,741 shares of Common Stock outstanding as of August 10, 1998 as reported on the Issuer's Quarterly Report on Form 10-Q for the period ended July 26, 1998 plus the additional shares of Common Stock issued to Berjaya pursuant to the Conversion Agreement. Berjaya possesses sole voting and dispositive power with respect to all such shares of Common Stock.

         Except as otherwise reported under Item 3 herein, neither Berjaya, Berjaya Group Berhad nor, to the best knowledge of Berjaya, any executive officer, director or controlling person of Berjaya or Berjaya Group Berhad, has engaged in any transaction involving the Common Stock in the last 60 days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to two unsecured promissory notes dated August 16, 1996 and September 27, 1996, the Issuer borrowed from Berjaya $2,000,000 and $3,000,000, respectively. On November 28, 1997 and January 9, 1998, the Issuer made payments to Berjaya of $2,000,000 and $1,500,000, respectively. On September 30, 1998, Berjaya and the Issuer entered into the Conversion Agreement whereby Berjaya forgave the Issuer remaining indebtedness of $1,500,000 in consideration for 400,000 shares of Common Stock.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Conversion Agreement, by and between Berjaya and Issuer, dated September 30, 1998.

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                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                                  Berjaya Group (Cayman) Limited

                                                  /S/ ROBERT YONG KUEN LOKE
                                                  ------------------------------
Date: October 13, 1998                            Name:  Robert Yong Kuen Loke
                                                  Title: Director

                                   APPENDIX A

         The following information is set forth as to directors and persons who may be deemed to be executive officers of Berjaya.

            NAME                            EMPLOYER AND ADDRESS:
        AND POSITION
        WITH BERJAYA                   Berjaya Group (Cayman) Limited
                                       Level 17, Menara Shahzan Insas
                                       30 Jalan Sultan Ismail
                                       Kuala Lumpur, Malaysia

Tan Sri Dato' Seri
Tan Chee Yioun
Director

Dato' Tan Chee Sing
Director

Robert Yong Kuen Loke
Director

Chan Kien Sing
Director

         The following information is set forth as to directors and persons who may be deemed to be executive officers of Berjaya Group Berhad.

           NAME                               EMPLOYER AND ADDRESS:
    AND POSITION WITH
   BERJAYA BERHAD GROUP             Berjaya Group Berhad
                                    Level 17, Menara Shahzan Insas
                                    30 Jalan Sultan Ismail
                                    Kuala Lumpur, Malaysia

Tan Sri Dato' Seri
Tan Chee Yioun
Chairman/Chief Executive Officer

Dato' Tan Chee Sing
Managing Director

Tan Sri Dato'
Tan Kok Ping
Executive Director

Tan Sri Datuk Abdul
Rahim Bin Haji Din
Executive Director

            NAME                             EMPLOYER AND ADDRESS:
     AND POSITION WITH
     BERJAYA BERHAD GROUP               Berjaya Group Berhad
                                        Level 17, Menara Shahzan Insas
                                        30 Jalan Sultan Ismail
                                        Kuala Lumpur, Malaysia

Robert Yong Kuen Loke
Executive Director

Chan Kien Sing
Executive Director

Freddie Pang Hock Cheng
Executive Director

Robin Tan Yeong Ching
Executive Director

Khaw Ooi Tong
Executive Director

Dato' Thong Kok Khee
Director

Dato' Suleiman Bin
Mohd Noor
Director

Adam Bin Bachek
Director

YM Raja Ahmad
Aminollah Bin
Raja Abdullah
Director

                                 EXHIBIT INDEX


EXHIBIT                 DESCRIPTION
-------                 -----------

1. Conversion Agreement, by and between Berjaya and Issuer, dated September 30, 1998.